March 1, 2012

VIA EMAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

           Re:               Drewry’s Brewing Company
Amendment No. 3 to Registration Statement on Form S-1
Filed October 28, 2011
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of November 9, 2011 regarding the above-referenced issuer, Drewry’s Brewing Company (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 8

1.
We note the new disclosure in the fourth risk factor that you will be unable to produce or market beer product if you raise less than $75,000 in the offering.  This disclosure does not appear consistent with the use of proceeds and plan of operation disclosures, which refer to scaled back operations.  Please revise as appropriate.

RESPONSE:

Comment complied with through the elimination of the inconsistency from this risk factor compared to the Use of Proceeds section.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Use of Proceeds, page 15

2.
We note your statement in the last paragraph of page 16 that the “additional capital will be allocated towards making the required deposits to the contract brewer for actual beer product….”  It appears that you have also allocated funds to the production of “actual liquid beer product” under Production/Inventory/Supplies on page 17.  Please revise to clarify your anticipated use of the proceeds allocated to the Drewrys Brand Packaging Development line item.

RESPONSE:

Comment complied with in eliminating the second sentence in the last paragraph of that section since the previous paragraph addresses how additional monies allocated to Brand Packaging Development would be utilized.

Business, page 20

3.
We partially reissue comment 10 of our letter dated September 28, 2011.  Please revise to disclose the principal terms of the agreements, if any, under which Aventura Beverages, Inc., Holihan/Van Houten, Inc. or any other entity transferred the Drewrys and Holihan trademarks to the company.  In this regard, we note that such trademarks appear to be registered in the names of entities that you state are wholly owned by Mr. Manzo, but the related Bills of Sale are between Mr. Manzo and the company (i.e., not between the wholly owned entities and the company).  Please also file those agreements, if any, as exhibits to the registration statement.

RESPONSE:

Comment complied with through an expanded description of the transactions through which the Company acquired the trademarks from Aventura Beverages Inc., a company wholly owned by Mr. Manzo.

4.
If true, please disclose that the company does not have agreements with the prior owners of the three beer brands that you intend to manufacture.  Also, please disclose whether and why you can implement your business plans without agreements with those parties.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

Comment complied with in the revised disclosure.

Industries Overview, page 22
Domestic Beer Market, page 22

5.
We reissue comment 11 of our letter dated September 28, 2011.  We are unable to locate a substantive response to our comment.  In this regard, we continue to note your statement in the first sentence of this section that “177 million bbl. Is therefore the approximate equivalent to 58.5 billion 12 oz. bottles of beer.”  It is unclear what the relevance of this sentence is to your overall disclosure.  Please revise to clarify or advise.

RESPONSE:

Comment complied with through elimination of this information.

Patents and Trademarks, page 23

6.
We reissue comment 14 of our letter dated September 28, 2011.  Please clearly disclose in this section under what names the trademarks are currently registered and the material implications, if any, of such marks not being registered under the company’s name according to the United States Patent and Trademark Office.

RESPONSE:

Comment complied with through revised disclosure.

Government Regulation, page 23

7.
We reissue comment 15 of our letter dated September 28, 2011.  Please revise this section to discuss the laws that may affect your relationship with possible distributors in the specific states you intend to target.

RESPONSE:

Comment complied with in the revised disclosure.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

8.	We note your discussion of sourcing and developing beers from Mexico and South America. Please revise throughout the prospectus to discuss this aspect of your business.

RESPONSE:

At this time, the Company has determined it best to focus its efforts on the domestic market and has eliminated any references to foreign market efforts.

Plan of Operation, page 26

9.	We note the first paragraph under the table on page 27. Please reconcile your discussion of Phases One and Two with your description of those phases in the table.

REPONSE:

Comment complied with through revised disclosure.

10.
We note the statement in the second paragraph under the table on page 27 that you expect to “complete the product development within four (4) months from this offering.”  Please revise to clarify what you mean by “complete the product development.”  In this regard, we note that in your tabular disclosure you indicate a sixth month timeline for completing your product packaging and design.

RESPONSE:

Comment complied with through revision of time frame consistency.

Background of Officer and Director, page 30

11.
We reissue comment 22 of our letter dated September 28, 2011.  We are unable to locate a substantive response to our comment.  Please revise to reconcile your disclosure of Mr. Manzo’s titles in the table on page 30 with the first paragraph of this section.

RESPONSE:

Comment complied with in revised disclosure.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

12.
 We partially reissue comment 42 of our letter dated April 29, 2011.  Please briefly describe the business history and activities of Aventura Equities, Inc. (formerly Winsted Holdings, Inc.) and describe its lapse in filing required reports with the Commission.  Please advise whether the deficient reporting history represents a material risk to investors in the proposed offering.  If yes, please add an appropriate risk factor.

RESPONSE:

The disclosure was revised to indicate the history of Aventura Equities and the first risk factor in the Risk Factor section “RISKS RELATED TO INVESTING IN OUR BUSINESS” was revised to add disclosure concerning the impact on investors if the Company cannot make periodic reports with the SEC.

13.
Furthermore, we note your added disclosure that Mr. Manzo’s experience “will ensure that Drewrys makes the required periodic and other reports . . . and remains compliant in all of its obligations under state and federal securities laws and regulations.”  Please revise to provide the basis for this statement.  In this regard, we note that Aventura Equities, Inc. does not appear to have made required periodic and other reports during Mr. Manzo’s tenure as an officer.

RESPONSE:

The disclosure was revised to eliminate the information concerning the Company’s future reporting with the Commission.  The Company intends to make all reports it is required to make under the SEC reporting rules and regulations.  Supplementally, please be advised that Mr. Manzo joined Aventura Equities after it filed its last SEC report and during a time when Aventura Equities was already delinquent in its SEC reporting obligations.  Mr. Manzo joined the company on June 30, 2007 and after it was unable to secure the necessary financial and other documents necessary to bring Aventura Equities current in its reporting obligations, Aventura Equities filed a Form 15, suspending its obligation to make further reports.

14.
We reissue comment 24 of our letter dated September 28, 2011.  Please advise us of the past relationship, if any between Aventura Equities, Inc. and Aventura Beverages, Inc.  We may have further comment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

There is no relationship, past or present, between Aventura Equities, Inc. and Aventura Beverages, Inc.

Financial Statements, page 37

15.	Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements in your next amendment.

RESPONSE:

Updated Financial Statements through September 30, 2011 are being filed in the amended filing.

Exhibits

16.	We note that the text of Exhibit 10.3 appears to differ from the version filed with the last amendment to the registration statement. Please re-file the correct version of this exhibit as necessary.

RESPONSE:

Comment complied with.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
      Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com